Exhibit 99.2

MACROCURE LTD.

PROXY FOR A SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 5, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Shai Lankry, Nissim Mashiach and Jonathan M. Nathan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Macrocure Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, October 6, 2014, at a Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 25 Hasivim Street Petach Tikva 4959383, Israel, on Wednesday, November 5, 2014 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of the proposals for the Meeting, the undersigned will be deemed to have abstained from voting on such proposals, but the Proxy may nevertheless be voted in such manner as the holder thereof determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

MACROCURE LTD.

November 5, 2014

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
Directions (Proposals 1(a), 1(b) and 2)
If you possess a Personal Interest (as described in the Proxy Statement) in the approval of Proposals 1(a), 1(b) or 2 and wish to vote “For” or “Against” any such proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company’s Chief Financial Officer at shai@macrocure.com or via fax (+972-3-923-5558), who will advise you as to how to submit your vote for any such proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in any such proposal, you may also contact the representative managing your account, who can then contact our Chief Financial Officer on your behalf.
	1.	(a) To ratify the election of Ms. Katherine Wolf as an external director of the Company for a three year term, in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”).	☐	☐	☐

		(b) To ratify the election of Mr. Yuval Yanai as an external director of the Company for a three year term, in accordance with the Companies Law.	☐	☐	☐

2.
Conditioned upon the approval of Proposal 1, to ratify the approval of the payment of compensation to each of the Company’s external directors that consists of (i) an annual fee of $30,000 and (ii) a one-time grant of options to purchase 36,662 of the Company’s ordinary shares at an exercise price of $10.00 per share, subject to a four year vesting period and the other terms of the Company’s 2013 Share Incentive Plan.
			☐	☐	☐

By filling out and returning this proxy card with respect to Proposals 1(a), 1(b) and/or 2 above, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal and should instead follow the “Directions” opposite.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.